SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2002
                             -----------------------

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                |X|   Form 20-F      |_|    Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                |_|   Yes            |X|    No

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated December 10, 2002.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELBIT MEDICAL IMAGING LTD.
                                        (Registrant)


                                        By: /s/ Shimon Yitzhaki
                                           --------------------------
                                           Name:  Shimon Yitzhaki
                                           Title: President

Dated: December 10, 2002.

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.    Description
-----------    -----------

1.             Press release dated December 10, 2002.

                                    EXHIBIT 1
                                    ---------


                                   [GRAPHIC]
                                     ELBIT
                                medical imaging


                                                           FOR IMMEDIATE RELEASE


               ELBIT MEDICAL IMAGING LTD. ANNOUNCES THIRD QUARTER
               --------------------------------------------------
                                RESULTS FOR 2002
                                ----------------

     Tel Aviv,  Israel - December 10, 2002 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) ("EMI" or the "Company") today announced its consolidated results for the third quarter and nine-month periods ended September 30, 2002.

Third Quarter Results
---------------------

     Consolidated revenues for the third quarter of 2002 were approximately NIS 123 million (approximately $25.3 million), as compared with consolidated revenues of approximately NIS 76.1 million (approximately $15.6 million) for the corresponding period of the previous year, an increase of 62%. The increase in revenues was attributable primarily to (i) the consolidation of the operations of four additional shopping malls in Hungary and two additional shopping malls in Poland, which were opened during the last quarter of 2001; and (ii) the inclusion of three additional acquired malls effective February 25, 2002. The increase also resulted from increased activity in the hotels division of the Company's subsidiary, Elscint Limited (NYSE: ELT), including income generated by the Bucuresti Hotel in Romania and the Victoria Hotel and Sherlock Holmes Hotel in London, which were opened in September 2001; and (iii) substantial strengthening of the EURO against the NIS in the reported period in comparison to the corresponding period of 2001.

     Gross consolidated profit for the third quarter of 2002 was approximately NIS 40 million (approximately $8.2 million), as compared with approximately NIS
20.5 million (approximately $4.2 million) for the equivalent period in the previous year, an increase of approximately 95%. The increase in gross profit resulted primarily from the inclusion of the operations of the additional commercial centers opened during the fourth quarter of 2001 and the three additional malls acquired on February 25, 2002.

     Net operating  profit for the third quarter of 2002 was  approximately  NIS
0.04 million (approximately $0.01 million), as compared with a net operating loss of approximately NIS 2.8 million (approximately $0.6 million) for the corresponding period of the previous year.

     Net loss for the third quarter of 2002 was approximately NIS 5.7 million (approximately $1.2 million), as compared with net profit of approximately NIS
53.2 million (approximately $10.9 million) for the corresponding period of the previous year.

     Net research and development expenses for the three months ended September 30, 2002 totaled approximately NIS 3.4 million (approximately $6.7 million), as compared with approximately NIS 2.4 million (approximately $0.5 million) for the equivalent period of the previous year.

     During the fourth quarter of 2001, the Company recorded deferred income of NIS 28.5 million (approximately $5.9 million) which resulted from profits from a decrease in the Company's holdings in InSightec (primary stage development company). During the three months ended September 30, 2002, the Company charged approximately NIS 3.7 million (approximately $0.8 million) to the profit and loss statement, and the same amounts against all of its expenses (net, after deduction of minority's share) to account for this deferred income. Such income was included in the reported periods, under the "other income" item.

     Consolidated  sales,  general  and  administrative  expenses  for the three months ended September 2002 totaled approximately NIS 34.5 million (approximately $7.1 million) as compared with approximately NIS 20.5 million (approximately $4.2 million) for the equivalent period of the previous year.

     The increase in sales, general and administrative expenses resulted mainly from the Company's subsidiary Plaza Centers (Europe) BV, which operates the Company's commercial and entertainment centers. The results of this subsidiary included the operations of six additional commercial centers, for which construction was completed during 2001, as well as the operations of three additional Hungarian commercial centers, which were acquired on February 25, 2002.

     In addition, during the reported period the Company recorded approximately NIS 4 million in salary expenses to account for dividend payments for shares issued to employees and directors of Elscint, which were included as salary expenses in the profit and loss statement.

     The Company's consolidated financing expenses during the three months ended September 30, 2002, totaled approximately NIS 1.9 million (approximately $0.4 million) as compared with financing income of approximately NIS 10 million (approximately $2.1 million) for the equivalent period of the previous year.

Nine Months Results
-------------------

     Consolidated revenues for the nine months ended September 30, 2002 were approximately NIS 350 million (approximately $72 million), as compared with consolidated revenues of approximately NIS 202 million (approximately $41.5 million) for the corresponding period of the previous year, an increase of 73%. The increase in revenues was attributable primarily to (i) the consolidation of the operations of four additional shopping malls in Hungary and two additional shopping malls in Poland, which were opened during the last quarter of 2001; and
(ii) the inclusion of three additional acquired malls effective February 25, 2002. The increase also resulted from increased activity in the hotels division of Elscint, including income generated by the Bucuresti Hotel in Romania and the Victoria Hotel and Sherlock Holmes Hotel in London, which were opened in September 2001; and (iii) substantial strengthening of the EURO against the NIS in the reported period in comparison to the corresponding period of 2001.

     Gross consolidated profit for the nine months ended September 30, 2002 was approximately NIS 106 million (approximately $21.8 million), as compared to approximately NIS 61.1 million (approximately $12.5 million) for the equivalent period in the previous year. The increase in gross profit resulted primarily from the inclusion of the operations of the additional commercial centers opened during the fourth quarter of 2001 and the three additional malls acquired on February 25, 2002.

     Net operating loss for the nine months ended September 30, 2002 was approximately NIS 9.2 million (approximately $1.9 million), as compared with a net operating loss of approximately NIS 8.4 million (approximately $1.7 million) for the corresponding period of the previous year.

     Net profit for the nine months ended September 30, 2002, was approximately NIS 0.9 million (approximately $0.2 million), as compared with net profit of approximately NIS 81.9 million (approximately $16.8 million) for the corresponding period of the previous year.

     The Company's equity capital as of September 30, 2002, totaled approximately NIS 1,077 million (approximately $221 million) compared with approximately NIS 939 million (approximately $193 million) on December 31 2001. The increase in equity capital, of approximately NIS 140 million (approximately $29 million), results mainly from an increase in the equity fund, which is derived from translation differences. This increase is attributed to the substantial strengthening of the EURO (the currency in which the Company operates) compared against the NIS, which relates to loans and investments of equitable nature.

     Net research and development expenses for the nine months ended September 30, 2002 totaled approximately NIS 19.9 million (approximately $4.1 million), excluding income from the participation of the Chief Israeli Scientist's office in the amount of approximately NIS 5.9 million (approximately $1.2 million), as compared with approximately NIS 14.7 million (approximately $3 million) for the equivalent periods of the previous year.

     Net research and development expenses were generated only by InSightec, the Company's subsidiary, whose operations focus principally on the development of non-invasive treatment for tumors (both benign and malignant). InSightec developed the ExAblate 2000 system which provides for a non-invasive operation guided MRI (magnetic resonance imaging) for treatment of tumors in the abdomen and chest areas.

     During the fourth quarter of 2001, the Company recorded deferred income of NIS 28.5 million (approximately $5.9 million) which resulted from profits from a decrease in the Company's holdings in InSightec (primary stage development company). During the nine months ended September 30, 2002, the Company charged approximately NIS 17.4 million (approximately $3.6 million) to the profit and loss statement, and the same amounts against all of its expenses (net, after deduction of minority's share) to account for this deferred income. Such income was included in the reported periods, under the "other income" item.

     Consolidated sales, general and administrative expenses for the nine months ended September 2002 totaled approximately NIS 87.7 million (approximately $18 million) as compared with approximately NIS 52.6 million (approximately $10.8 million) for the equivalent period of the previous year.

     The increase in sales, general and administrative expenses resulted mainly from the Company's subsidiary Plaza Centers (Europe) BV, which operates the Company's commercial and entertainment centers. The results of this subsidiary included the operations of six additional commercial centers, for which construction was completed during 2001, as well as the operations of three additional Hungarian commercial centers, which were acquired on February 25, 2002.

     The Company's consolidated financing expenses during the nine months ended September 30, 2002, totaled approximately NIS 24.9 million (approximately $5.1 million) as compared with financing income of approximately NIS 61.1 million (approximately $12.5 million) for the equivalent period of the previous year.

     The significant transition from net financing income to net financing expenses in the reported nine-month period ended September 30, 2002 resulted primarily from two key factors: (i) the effect of net actual changes during the reported period (especially in the second quarter of 2002) in values of foreign currencies (in particular the EURO), in which most of the Company's foreign loans and deposits are denominated, in relation to the functional currencies thereof (especially the Polish Zloty), as compared with financing income derived from these changes, which occurred in the values of the aforementioned currencies during the corresponding periods of 2001 (especially the Hungarian Forint), and (ii) an increase in the scope of the credit balance awarded to the Company and its affiliates for the financing of the growth in business volume.

     Total consolidated balance sheet assets as of September 30, 2002, were approximately NIS 5,850 million (approximately $1,201 million), as compared with NIS 4,840 million ($994 million) on December 31, 2001. The majority of this increase is reflected in the fixed assets item, mainly in the commercial centers sector, and results principally from the acquisition of three commercial centers in Hungary and from investments in Elscint's hotel business, in addition to the strengthening in exchange rates of functional currencies of the Eastern European countries in which the Company operates.

     The rate between equity and the total consolidated balance sheet on September 30, 2002 was approximately 18.5% as compared with approximately 19.3% on December 31, 2001. Equity increased from approximately NIS 939 million (approximately $193 million) on December 31, 2001 to approximately NIS 1,077 million (approximately $221 million) as of September 30, 2002. The main increase in equity capital, of approximately NIS 140 million (approximately $29 million), resulted from an increase in the equity fund, which is derived from translation differences. The increase in these translation differences is attributed to the substantial strengthening of the EURO (the currency in which the Company operates) against with the NIS, which relates to loans and investments of equitable nature.

     The surplus of current liabilities over current assets as of September 30, 2002, totaled approximately NIS 870 million (approximately $178 million) compared with the surplus of current liabilities over current assets of approximately NIS 523 million (approximately $107 million) as of December 31, 2001. The current ratio of the consolidated balance sheet as of September 30, 2002, was 0.55 compared with 0.68 on December 31, 2001.

     Net basic income per share for the nine-month period ended September 30, 2002 was NIS 0.04 ($0.01) per share.

Significant Events
------------------

     During the reported period, Elscint announced a cash dividend in the aggregate amount of $19.3 million, or $1.10 per ordinary share, paid during October 2002. On the record date for the entitlement to such dividend, the Company held 58.7% of the outstanding capital stock of Elscint.

     During the third quarter of 2002, the Company's subsidiary InSightec - Image Guided Treatment Ltd. announced the receipt of an approval for commercial use of the ExAblate 2000 system, which offers treatment in uterine fibroids, in Israel, as well as a CE marking certification.

     Elscint recently announced that it has entered into an agreement with a third party for the sale, subject to certain conditions, of its assemblies and sub-assemblies manufacturing business in Ma'alot, Israel. Upon consummation of the transaction, the activities of Elscint in the assemblies and sub-assemblies field will cease. Accordingly, the operations that relate to this business were recorded in the profit and loss statement as a separate clause of "earnings from discontinued operations."

--------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS WITH RESPECT TO EMI'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF EMI'S ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN EMI'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.
--------------------------------------------------------------------------------

Company Contact:                                   Investor Contact
----------------                                   ----------------
Marc Lavine, Adv.                                  Rachel Levine
Elbit Medical Imaging Ltd.                         The Anne McBride Company
011-972-3-608-6011                                 1-212-983-1702
mlavine@europe-israel.com                          rlevine@annemcbride.com

                             FINANCIAL TABLES FOLLOW

                           Elbit Medical Imaging LTD.
                        consolidated statements of Income


Adjusted to NIS of September 2002                               Nine months ended                         Three months ended
                                                                  September 30,                             September 30,
                                                           ---------------------------               --------------------------
                                                            2002                 2001                 2002                2001
                                                           ---------------------------               --------------------------
                                                                                               NIS thousands
                                                                    Unaudited                                 Unaudited
Revenues
Hotels operations and management                           155,221              100,984               53,377             41,446
 Commercial-center operations                              193,390               93,952               69,444             32,753
Long term projects                                           1,545                7,684                    0              1,968
                                                           -------              -------              -------             ------
                                                           350,156              202,620              122,821             76,167

costs of revenues
Hotel operations and management                            142,322               88,466               47,026             37,667
 Commercial - center operations                            100,321               46,799               35,673             16,494
Long-term projects                                           1,479                6,253                    0              1,501
                                                           -------              -------              -------             ------
                                                           244,122              141,518               82,699             55,662

                                                           106,034               61,102               40,122             20,505
                                                           -------              -------              -------             ------

Initiation costs of projects                                 7,585                2,119                2,266                316
Research and Development expenses, net                      19,865               14,712                3,371              2,420
Selling, General and administrative expenses                87,762               52,638               34,450             20,555
                                                           -------              -------              -------             ------
                                                           115,212               69,469               40,087             23,291

Operating (loss) income                                     (9,178)              (8,367)                  35             (2,786)
Finance income (expenses), net                             (24,945)              61,085               (1,923)            10,027
Other income,  net                                          10,635               45,038               (2,297)            45,036
                                                           -------              -------              -------             ------
Income before taxes on income                              (23,488)              97,756               (4,185)            52,277

Taxes on income                                             (1,822)             (16,108)                (646)            (1,251)
                                                           -------              -------              -------             ------
                                                           (25,310)              81,648               (4,831)            51,026
Equity in earnings (losses) of investee companies,net            0               (9,945)                   0               (186)
Minority interest in results of subsidiaries, net            4,785               (6,950)              (1,089)            (6,532)
                                                           -------              -------              -------             ------
                                                           (20,525)              64,753               (5,920)            44,308

Earninig  from discontinued operations, net                 21,387               17,176                  213              8,920
                                                           -------              -------              -------             ------
Net Income                                                     862               81,929               (5,707)            53,228
                                                           =======              =======              =======             ======

Earning (loss) per share - Basic
From continuing operations                                   (0.92)                2.87                (0.27)              1.94
From discontinued operations                                  0.96                 0.76                 0.01               0.39
                                                           -------              -------              -------             ------
Total                                                         0.04                 3.63                (0.26)              2.33
                                                           =======              =======              =======             ======
                                                           -------                                   -------
Earning  per share - Diluted                                  0.00                                     (0.29)
                                                           =======                                   =======


                                                               Year ended
                                                              December 31,
                                                                  2001
                                                               ---------

                                                                Audited
Revenues
Hotels operations and management                                142,556
 Commercial-center operations                                   135,374
Long term projects                                               10,270
                                                                -------
                                                                288,200

costs of revenues
Hotel operations and management                                 129,247
 Commercial - center operations                                  68,240
Long-term projects                                                7,486
                                                                -------
                                                                204,973

                                                                 83,227
                                                                -------

Initiation costs of projects                                      5,997
Research and Development expenses, net                           24,777
Selling, General and administrative expenses                     72,260
                                                                -------
                                                                103,034

Operating (loss) income                                         (19,807)
Finance income (expenses), net                                  116,699
Other income,  net                                               31,268
                                                                -------
Income before taxes on income                                   128,160

Taxes on income                                                 (13,921)
                                                                -------
                                                                114,239
Equity in earnings (losses) of investee companies,net            (9,945)
Minority interest in results of subsidiaries, net                (9,569)
                                                                -------
                                                                 94,725

Earninig  from discontinued operations, net                      13,633
                                                                -------
Net Income                                                      108,358
                                                                =======

Earning (loss) per share - Basic
From continuing operations                                         4.26
From discontinued operations                                       0.61
                                                                -------
Total                                                              4.87
                                                                =======
                                                                -------
Earning  per share - Diluted                                       4.09
                                                                =======


             Elbit Medical Imaging LTD.
         consolidated statements of Income


                                                                Nine months ended                         Three months ended
                                                                  September 30,                             September 30,
                                                           ---------------------------               --------------------------
                                                            2002                 2001                 2002                2001
                                                           ---------------------------               --------------------------
                                                                                               US$ thousands
                                                                    Unaudited                                 Unaudited
Revenues
Hotels operations and management                            31,866               20,732               10,958               8,509
 Commercial-center operations                               39,702               19,288               14,257               6,724
Long term projects                                             317                1,577                    0                 404
                                                           -------              -------              -------              ------
                                                            71,886               41,597               25,215              15,637
costs of revenues
Hotel operations and management                             29,218               18,162                9,654               7,733
 Commercial - center operations                             20,596                9,608                7,324               3,386
Long-term projects                                             304                1,284                    0                 308
                                                           -------              -------              -------              ------
                                                            50,117               29,053               16,978              11,427

                                                            21,768               12,544                8,237               4,210
                                                           -------              -------              -------              ------

Initiation costs of projects                                 1,557                  435                  465                  65
Research and Development expenses, net                       4,078                3,020                  692                 497
Selling ,General and administrative expenses                18,017               10,806                7,072               4,220
                                                           -------              -------              -------              ------
                                                            23,653               14,262                8,230               4,782

Operating ( loss ) income                                   (1,884)              (1,718)                   7                (572)
Finance income (expenses), net                              (5,121)              12,541                 (395)              2,059
Other income, net                                            2,183                9,246                 (472)              9,246
                                                           -------              -------              -------              ------
Income before taxes on income                               (4,822)              20,069                 (859)             10,732

Taxes on income                                               (374)              (3,307)                (133)               (257)
                                                           -------              -------              -------              ------
                                                            (5,196)              16,762                 (992)             10,475
Equity in earnings (losses) of investee companies, net           0               (2,042)                   0                 (38)
Minority interest in results of subsidiaries, net              982               (1,427)                (224)             (1,341)
                                                           -------              -------              -------              ------
                                                            (4,214)              13,294               (1,215)              9,096

Earninig from discontinued operations, net                   4,391                3,526                   44               1,831
                                                           -------              -------              -------              ------
Net Income                                                     177               16,820               (1,172)             10,928
                                                           =======              =======              =======              ======

Earning (loss) per share - Basic
From continuing operations                                   (0.19)                0.59                (0.05)               0.40
From discontinued operations                                  0.20                 0.16                 0.00                0.08
                                                           -------              -------              -------              ------
Total                                                         0.01                0.75                 (0.05)              0.48
                                                           =======              =======              =======              ======
                                                           -------                                   -------
Earning  per share - Diluted                                  0.00                                     (0.06)
                                                           -------                                   -------


                                                            Year ended
                                                           December 31,
                                                               2001
                                                            ---------

                                                             Audited
Revenues
Hotels operations and management                               29,266
 Commercial-center operations                                  27,792
Long term projects                                              2,108
                                                              -------
                                                               59,166
costs of revenues
Hotel operations and management                                26,534
 Commercial - center operations                                14,009
Long-term projects                                              1,537
                                                              -------
                                                               42,080

                                                               17,086
                                                              -------

Initiation costs of projects                                    1,231
Research and Development expenses, net                          5,087
Selling, General and administrative expenses                   14,835
                                                              -------
                                                               21,153

Operating (loss) income                                        (4,066)
Finance income (expenses), net                                 23,958
Other income, net                                               6,419
                                                              -------
Income before taxes on income                                  26,311

Taxes on income                                                (2,858)
                                                              -------
                                                               23,453
Equity in earnings (losses) of investee companies, net         (2,042)
Minority interest in results of subsidiaries, net              (1,964)
                                                              -------
                                                               19,447

Earninig from discontinued operations, net                      2,799
                                                              -------
Net Income                                                     22,246
                                                              =======

Earning (loss) per share - Basic
From continuing operations                                       0.87
From discontinued operations                                     0.13
                                                              -------
Total                                                            1.00
                                                              =======
                                                              -------
Earning  per share - Diluted                                     0.84
                                                              -------


The adjusted financial statements have been translated into U.S dollars using the representative exchange rate as of September 30,2002(U.S$ 1=NIS 4.871).The translation was made solely for the convenience of the reader.

                           ELBIT MEDICAL IMAGING LTD.
                           --------------------------

                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                               (In milion of NIS)


                                                             September 30,             December 31,
                                                      --------------------------       ------------
                                                         2002             2001            2001

                                                       Unaudited       Unaudited         Audited
                                                       ---------       ---------         -------
Assets
------

Current Assets                                         1,075              1,297            1,182

Long-term Investments and receivables                   515                461              488

Hotels, commercial centers and other property          4,025              2,607            2,928

Other assets and deferred charges                       73                 46                62

Assets Related to Discontinuing Operation               161                155              180
                                                       -----              -----            -----

                                                       5,849              4,566            4,840
                                                       =====              =====            =====

Liabilities and Shareholders Equity
-----------------------------------

Current Liabilities                                    1,946              1,759            1,707

Long-Term Liabilities                                  2,124              1,204            1,429

Liabilities Related to Discontinuing Operations         202                234              257

Minority interests                                      500                487              509

Shareholders' Equity                                   1,077               882              938
                                                       -----              -----            -----

                                                       5,849              4,566            4,840
                                                       =====              =====            =====



          ELBIT MEDICAL IMAGING LTD.
          --------------------------
          CONSOLIDATED BALANCE SHEET
          --------------------------
             (In milion of USD)


                                                            September 30,             December 31
                                                     -------------------------        -----------
                                                       2002             2001              2001

                                                     Unaudited        Unaudited         Audited
                                                     ---------        ---------         -------
Assets
------

Current Assets                                          221              266              243

Long-term Investments and receivables                   106              95               100

Hotels, commercial centers and other property           826              535              601

Other assets and deferred charges                       15                9               13

Assets Related to Discontinuing Operation               33               32               37
                                                       -----            -----            -----
                                                       1,201             937              994
                                                       =====            =====            =====

Liabilities and Shareholders Equity
-----------------------------------

Current Liabilities                                     400              361              350

Long-Term Liabilities                                   436              247              294

Liabilities Related to Discontinuing Operations         41               48               53

Minority interests                                      103              100              104

Shareholders' Equity                                    221              181              193
                                                       -----            -----            -----
                                                       1,201             937              994
                                                       =====            =====            =====
